# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocket Lab Corporation, CIK 0001819994
CUSIP: 773121108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0001501927
Persons authorized to receive notices and communications: John Demeter, Khosla Ventures, 2128 Sand Hill Road, Menlo Park, California (CA), 94025, (650) 376-8500

## Reporting persons
- VK Services, LLC (CIK 0001501927): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 34,888,272; sole dispositive power 0; shared dispositive power 34,888,272; aggregate amount beneficially owned 34,888,272 (6.5% of the class)
  Comment: Relating to Items 11 and 13 of this page: Vinod Khosla ("Mr. Khosla") is the managing member of VK Services, LLC ("VK Services"). Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla holds no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
- Vinod Khosla (CIK 0001032453): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 34,888,272; sole dispositive power 0; shared dispositive power 34,888,272; aggregate amount beneficially owned 34,888,272 (6.5% of the class)
  Comment: Relating to Items 11 and 13 of this page: Mr. Khosla is the managing member of VK Services. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla holds no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Rocket Lab Corporation
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Comment:
Explanatory Note: This Amendment No. 10 ("Amendment No. 10") to the statement on Schedule 13D amends and restates the statement on Schedule 13D initially filed on September 7, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D, filed on March 17, 2022, Amendment No. 2 to the Original Schedule 13D, filed on May 20, 2022, Amendment No. 3 to the Original Schedule 13D, filed on March 13, 2024, Amendment No. 4 to the Original Schedule 13D, filed on August 14, 2024, Amendment No. 5 to the Original Schedule 13D, filed on December 3, 2024, Amendment No. 6 to the Original Schedule 13D, filed on February 14, 2025, Amendment No. 7 to the Original Schedule 13D, filed on September 4, 2025, Amendment No. 8 to the Original Schedule 13D, filed on October 23, 2025, and Amendment No. 9 to the Original Schedule 13D, filed on November 20, 2025.

This Schedule 13D has been filed to remove Khosla Ventures V, L.P. ("KV V") and Khosla Ventures Associates V, LLC ("KVA V" and, collectively with KV V, the "Legacy Reporting Persons") as Reporting Persons, as they no longer owned any shares of Common Stock effective upon pro rata distributions for no consideration to their underlying limited partners and general partners on December 8, 2025. No amendment to the existing Schedule 13D was required as a result of such distributions, however, KV V and KVA V elected to amend the existing Schedule 13D to reflect that they no longer own the Issuer's securities.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:
(i) VK Services, LLC ("VK Services"), with respect to the shares of Common Stock directly and beneficially owned by it; and

(ii) Vinod Khosla ("Mr. Khosla"), with respect to the shares of Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Mr. Khosla, with respect to the shares of Common Stock directly and beneficially owned by him.

Mr. Khosla is referred to as a "General Partner."
Residence or business address:
The business address of each of the Reporting Persons and the General Partner is:
Khosla Ventures
2128 Sand Hill Road
Menlo Park, California 94025
Present principal occupation or employment: The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.
Criminal convictions in the last five years: Neither the General Partner nor any of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the General Partner nor any of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
VK Services - Delaware, United States of America
Mr. Khosla - United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
From August 2013 through May 2020, KV V, KVA V and the Reporting Persons acquired the following shares of preferred stock of Legacy Rocket Lab (as defined below): 6,271,165 shares of Series A Preferred Stock, 4,019,122 shares of Series B Preferred Stock, 2,177,599 shares of Series C Preferred Stock, 64,279 shares of Series D Preferred Stock, 158,571 shares of Series E Preferred Stock and 63,428 shares of Series E-1 Preferred Stock. The Legacy Reporting Persons acquired such shares for an aggregate purchase price of approximately $28.2 million. All such shares were acquired with working capital.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with a business combination (the "Business Combination") contemplated by the Agreement and Plan of Merger dated March 1, 2021, and amended by Amendment No. 1 thereto, dated May 7, 2021, and Amendment No. 2 thereto, dated June 25, 2021 (the "Merger Agreement"), by and among Vector Acquisition Corporation ("Vector"), Rocket Lab USA, Inc. ("Legacy Rocket Lab"), and Prestige USA Merger Sub, Inc., a wholly-owned subsidiary of Legacy Rocket Lab. As a result of, and as the final step of, the Business Combination, on August 25, 2021 (the "Closing"), Legacy Rocket Lab merged with and into Vector, with Vector surviving the merger and being renamed "Rocket Lab USA, Inc."

As a result of the Business Combination, the shares of preferred stock of Legacy Rocket Lab held by each of the Legacy Reporting Persons were converted into the right to receive a number of shares of Common Stock equal to an exchange ratio equal to 9.059659. As a result of such conversion, the Legacy Reporting Persons owned an aggregate of 115,004,795 shares of Common Stock immediately following the Business Combination.

On May 23, 2025, Rocket Lab Corporation (the "Issuer", as previously defined) became the successor of Rocket Lab USA, Inc. pursuant to a merger. The merger resulted in Rocket Lab Corporation's becoming a parent holding company of Rocket Lab USA, Inc. but did not alter the proportionate interests of the security holders.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer's Common Stock held by such stockholders.

The Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of this Item 4. However, the Reporting Persons may seek information from management and the Issuer's Board of Directors, and may engage in further discussions with management, the Issuer's Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Second Amended and Restated Registration Rights Agreement, as defined below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the attached cover pages. The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 534,156,333 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 10, 2025. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9, and 10 on the attached cover pages.
Transactions in the class effected during the past sixty days: Between November 20, 2025 and February 17, 2026, KV V conducted the following pro rata distributions for no consideration to its underlying limited partners and general partners (including KVA V), which include the distribution on December 8, 2025, which caused KV V and KVA V to no longer own any shares of Common Stock: (i) November 24, 2025 - 1,000,000 shares of Common Stock; (ii) December 1, 2025 - 1,000,000 shares of Common Stock; and (iii) December 8, 2025 - 258,894 shares of Common Stock. In the aggregate, 2,258,894 shares of Common Stock were distributed by KV V, resulting in 553,696 shares of such Common Stock ultimately being received by VK Services. Following all such distributions, as of the date of this Amendment No. 10, VK Services is the direct owner of 34,888,272 shares of Common Stock, and KVA V is the direct owner of no shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons or the General Partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the Closing, on August 25, 2021, KV V entered into a Second Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer (then known as Vector Acquisition Delaware Corporation), Vector Acquisition Partners, L.P., certain legacy investors of Vector party thereto and certain other investors of Legacy Rocket Lab party thereto, pursuant to which KV V is entitled to registration rights with respect to its shares of Common Stock. The Registration Rights Agreement provides that the Issuer will, within 45 calendar days following the Closing, file with the SEC a shelf registration statement (the "Registration Statement") pursuant to Rule 415 of the Securities Act of 1933, as amended, and use commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the 90th calendar day following the filing date if the SEC notifies the Issuer that it will "review" the Registration Statement and (b) the tenth business day after the date the Issuer is notified by the SEC that the Registration Statement will not be "reviewed" or will not be subject to further review.

At any time when there is an effective shelf registration statement, KV V may request to sell all or a portion of its registrable securities in an underwritten offering and the Issuer will facilitate such offering, provided that the registrable securities proposed to be sold in the offering have a total offering price of at least $50 million. Such demand registration rights are subject to certain issuer suspension periods, limitations on frequency and timing of demands and certain other conditions. In addition, the Registration Rights Agreement grants KV V "piggyback" registration rights, subject to certain exceptions including that there cannot be an effective shelf registration statement available for the resale of holders' registrable securities at such time as piggyback rights are exercised.

The Registration Rights Agreement also includes customary indemnification provisions. Further, the Issuer will bear all expenses incident to registering the securities, including any underwritten offerings, except such expenses shall not include any selling expenses such as underwriters' commissions and discounts, brokerage fees, underwriter marketing costs and legal fees incurred by the holders above a specified amount.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Agreement regarding joint filing of Schedule 13D

## Signatures
- VK Services, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Manager* (02/17/2026)
- Vinod Khosla: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, in his individual capacity* (02/17/2026)
Comment: *Power of Attorney is incorporated by reference to Exhibit 24.1 of Amendment No. 8 to Schedule 13D filed by the Reporting Persons on October 23, 2025.